August 30, 2021

Securities and Exchange Commission                VIA EDGAR and EMAIL
Office of Insurance Products
Attn: Alberto Zapata, Senior Counsel
100 “F” Street NE
Washington, D.C. 20549-8629

Re: Symetra Accumulator Variable Universal Life (File No. 333-256975)
    Symetra Separate Account SL (File No. 811-04909)
    Response to Comments to Initial Registration Statement

Dear Mr. Zapata:

Symetra Life Insurance Company (“Symetra Life”) and Symetra Separate Account SL (the “Registrant”) are submitting herewith a redline courtesy copy of Pre-Effective Amendment No. 1 on Form N-6. This redline contains changes made in response to the Commission staff’s August 9, 2021 comments to the above-referenced filing on Form N-6. This responsive letter has been filed on EDGAR.

The following are the staff’s comments in bold followed by Symetra Life’s responses to those comments.

1.General Comments
a.Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement.

•Symetra Life confirms that all missing information, including all exhibits, are included in the registration statement filed as Pre-Effective Amendment No. 1.

b.Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Policy features or benefits, or whether the registrant or parent company will be solely responsible for any benefits or features associated with the Policy.

•Symetra clarifies that there are no guarantees or support agreements with third parties to support any Policy features or benefits. The Registrant’s parent company will be solely responsible for any benefits or features associated with the Policy.

2.EDGAR Series and Class ID
The current EDGAR contract ID for this registration statement associated with the Policy is: “Accumulator VUL.” Please amend the EDGAR contract ID to include the full name of the Policy: “Accumulator Variable Universal Life.”

•Symetra Life has updated the EDGAR Contract ID to include the full name of the Policy, “Accumulator Variable Universal Life”.

3.Definitions
The phrase “Grace Period” contained in the definition of lapse is typeset as a defined term. Please add this term to the list of defined terms in the definitions section.

•Symetra Life has added the term “Grace Period” to the definitions section.

4.Key Information Table
Ongoing Fees and Expenses. Please amend the narrative under this heading to include the following underlined sentence as the penultimate sentence of the first paragraph of this section: Interest on any policy

Alberto Zapata
Securities and Exchange Commission
August 30, 2021

loans are not reflected.

•Symetra Life has added the sentence “Interest on any Policy loans is not reflected” as the penultimate sentence of the first paragraph of this section.

5.Fee Table

a.Please add a line item to the fee table addressing premium taxes per Item 4 of Form N-6.

•Symetra Life has added Premium Taxes to the Fee Table and disclosed the maximum amount of 3.5%.

b.Please confirm that any fund platform charges are included in the minimum and maximum range disclosed under annual fund expenses.

•Symetra Life confirms there are no platform charges associated with the Portfolio Companies available under the Policy.

6.ISP Exhibit
a.Ongoing Fees and Expenses. Please amend the narrative under this heading to include the following underlined sentence as the penultimate sentence of the first paragraph of this section: Interest on any policy loans are not reflected.

•Symetra Life has added the sentence “Interest on any Policy loans is not reflected” as the penultimate sentence of the first paragraph of this section.

b.Please change the heading labelled Premiums to the label prescribed by rule 498A(b)(5)(v) under the Securities Act: “ Buying the Policy.”

•Symetra Life has changed the heading labelled “Premiums” to “Buying the Policy”.

c.Please add a line item to the fee table addressing premium taxes per Item 4 of Form N-6.

•Symetra Life has added Premium Taxes to the Fee Table and disclosed the maximum amount of 3.5%.

Part C

Item 30 Exhibits
Several of the hyperlinks associated with the exhibits in Part C do not connect to the referenced documents. Please review all the hyperlinks in Part C and correct them to properly link to the exhibit documents.

•Symetra Life has verified that all links associated with the exhibits in Part C connect to the referenced document.

Please contact me at (425) 256-8884 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/ Rachel Dobrow Stone

Rachel Dobrow Stone
Senior Counsel